UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER

THE TRUST INDENTURE ACT OF 1939

International Game Technology

(Name of Applicant)

9295 Prototype Drive

Reno, Nevada 89521

(775) 448-7777

(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Zero-Coupon Convertible Debentures due 2033	Up to a maximum aggregate principal amount at maturity of $969,712,000

Approximate Date Of Proposed Public Offering:

As promptly as possible after the Effective Date of this Application for Qualification

David D. Johnson, Esq.

Executive Vice President and General Counsel

International Game Technology

9295 Prototype Drive

Reno, Nevada 89521

Telephone: (775) 448-7777

(Name and Address of Agent for Service)

With a copy to:

J. Jay Herron, Esq.
Loren J. Weber, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 to Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (the “Application”) filed by International Game Technology, a Nevada corporation (the “Company”), on February 9, 2006, is being filed solely for the purposes of amending and restating Item 2 of the Application as follows:

2.                   Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum, dated February 8, 2006 (the “Offering Memorandum”), and the accompanying Letter of Transmittal, dated February 8, 2006, the Issuer is offering (the “Exchange Offer”) to exchange the Issuer’s new Zero-Coupon Convertible Debentures due 2033 (the “New Debentures”) for the Issuer’s existing Zero-Coupon Convertible Debentures due 2033 (the “Old Debentures”). The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.6.

The New Debentures will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application.

No tenders of Old Debentures will be accepted before the effective date of this Application.

The Exchange Offer is being made by the Issuer in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof, based upon the following facts:

•                  The New Debentures are offered for exchange by the Company with its existing securityholders exclusively and solely for the Old Debentures of the Company.

•                  There have not been any sales of securities of the same class as the New Debentures by the Issuer, nor are there any such other sales planned by or through an underwriter at or about the time of the Exchange Offer.

•               The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

•                  The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged The Bank of New York Trust Company, N.A. as the “Exchange Agent,” D.F. King & Co., Inc. as the “Information Agent,” and Banc of America Securities LLC as the “Financial Advisor,” all of whom will receive reasonable and customary fees for their services. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such persons are authorized to solicit the exchange of Old Debentures in the Exchange Offer. The Financial Advisor, the Information Agent and the Exchange Agent will provide to the registered holders of the Old Debentures (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offering Memorandum and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Debentures for New Debentures. Regular employees of the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.

•                  No holder of the New Debentures has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, International Game Technology, a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Reno, and state of Nevada, on March 8, 2006.

(SEAL)

INTERNATIONAL GAME TECHNOLOGY

By:	/s/ David D. Johnson
	Name:	David D. Johnson
	Title:	Executive Vice President, General Counsel and Secretary

Attested By:	/s/ Linda Rosenthal
	Name:	Linda Rosenthal
	Title:	Director - Treasury & Corporate Finance